May 9, 2006
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Minrad International, Inc. Request for Withdrawal of Form SB-2/A
Ladies and Gentlemen:
     On behalf of Minrad International, Inc. (the “Company”), we hereby make application to the Securities and Exchange Commission (the “Commission”) to withdraw our Amendment Number 2 on Form S-3 filed on April 27, 2007 due to the fact that it was inadvertently tagged on the Edgar System as a pre-effective amendment when it should have been filed as a post-effective amendment to the Company’s registration statement which became effective on October 3, 2005.
     The Company intends to re-file its Amendment Number 2 to registration statement on Form S-3 POSAM with the Commission under the correct EDGAR form type later today.

Respectfully, Minrad International, Inc.
By:	William H. Burns, Jr.
	Name:	William H. Burns, Jr.
	Title:	Chairman and CEO